AVINO SILVER & GOLD MINES LTD.

Financial Statements

January 31, 2006 and 2005

Vellmer & Chang
Chartered Accountants *
505 - 815 Hornby Street
Vancouver, B.C, V6Z 2E6
Tel: 604-687-3776
Fax: 604-687-3778
E-mail: info@vellmerchang.com
* denotes a firm of incorporated professionals

AUDITORS’ REPORT

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the balance sheets of Avino Silver & Gold Mines Ltd. as at January 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Vellmer & Chang”
May 31, 2006	Chartered Accountants

AVINO SILVER & GOLD MINES LTD.
Balance Sheets
As at January 31, 2006 and 2005
(In Canadian Dollars)
	2006	2005
ASSETS		(Restated )

Current
Cash and cash equivalents	$3,067,011	$2,283,535
Share subscriptions receivable (Note 8 (g))	56,732	-
Taxes recoverable	35,009	33,138
Prepaid expenses	13,544	22,348
Exploration advance (Note 10 (a))	39,000	-
	3,211,296	2,339,021

Office Furniture and Equipment (Note 4)	2,611	2,823
Reclamation Bonds (Note 5 (b), (d))	3,000	-
Mineral Properties Interests (Note 5)	447,899	315,501
Due from a Related Company (Note 10 (a))	83,000	135,000
Investment in Cia Minera Mexicana de Avino, S.A. de C.V. (Note 6)	1	1
Investments in Related Companies (Note 7)	210,085	427,085
	$3,957,892	$3,219,431

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 10 (c))	$62,700	$64,529
Due to related parties (Note 10 (b))	181,418	276,645
	244,118	341,174

Commitment toward equity interest in Cia Minera Mexicana de Avino, S.A. de C.V. (Note 6)	342,596	-
	586,714	341,174

SHAREHOLDERS' EQUITY

Share Subscriptions Received in Advance	247,730	-
Share Capital (Note 8 (a))	19,264,265	17,030,084
Contributed Surplus (Note 8 (b))	1,070,699	689,965
Treasury Shares (14,180 Shares, at cost)	(101,869)	(101,869)
Deficit	(17,109,647)	(14,739,923)
	3,371,178	2,878,257
	$3,957,892	$3,219,431

NOTE 1 - NATURE OF OPERATIONS

Approved by the Board of Directors:

“Louis Wolfin” Director    “David Wolfin” Director

AVINO SILVER & GOLD MINES LTD.
Statements of Operations and Deficit
Years Ended January 31, 2006 and 2005
(In Canadian Dollars)
	2006	2005
		(Restated)
Operating and Administrative Expenses
Amortization	$980	$1,210
Interest	-	65
Foreign exchange loss	(9)	(29)
Management fees	60,000	60,000
Office and miscellaneous	119,864	96,409
Professional fees	141,005	34,993
Regulatory and compliance fees	21,690	39,463
Salaries and benefits	73,529	69,310
Shareholder and investor relations	93,349	59,044
Stock-based compensation	829,106	81,540
Travel and entertainment	77,274	64,005
Loss from operations	(1,416,788)	(506,010)

Other income and expenses
Interest income	46,073	41,999
Write down of investment in related company	(217,000)	-
Write down of mineral properties interest	(103,242)	-
Due diligence review of Cia Minera Mexicana de Avino, S.A. de C.V (Note 6)	(355,921)	(391,899)
Equity in losses of Cia Minera Mexicana de Avino, S.A. de C.V. (Note 6)	(342,596)	-
Loss before income taxes	(2,389,474)	(855,910)
Future income tax benefit recognized on the renouncement of Canadian exploration expenditures (Note 9)	19,750	41,200
LOSS FOR THE YEAR	(2,369,724)	(814,710)
DEFICIT, beginning of year:	(14,739,923)	(13,440,600)
Adjustment for change in accounting for stock-based compensation (Notes 2 and 8(d))	-	(484,613)
RESTATED DEFICIT, beginning of year	(14,739,923)	(13,925,213)
DEFICIT, end of year	$(17,109,647)	$(14,739,923)
BASIC AND DILUTED LOSS PER SHARE	$(0.22)	$(0.08)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	10,965,718	10,410,379

AVINO SILVER & GOLD MINES LTD.
Statements of Cash Flows
Years Ended January 31, 2006 and 2005
(In Canadian Dollars)

	2006	2005
		(Restated)
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the year	$(2,369,724)	$(814,710)
Items not requiring cash in the period:
- Amortization	980	1,210
- Stock-based compensation	829,106	81,540
- Write-down of investment in related company	217,000	-
- Write-down of mineral property interest	103,242	-
- Equity loss in Cia Minera Mexicana de Avino, S.A. de C.V.	342,596	-
- Future income tax benefit recognized on the renouncement of Canadian exploration expenditures	(19,750)	(41,200)
	(896,550)	(773,160)

Net change in non-cash working capital items (Note 12)	(130,529)	14,849
	(1,027,079)	(758,311)

FINANCING ACTIVITIES
Shares subscriptions received in advance	247,730	-
Shares issued for cash	1,748,827	435,789
	1,996,557	435,789

INVESTING ACTIVITIES
Advances to a related company	52,000	(135,000)
Purchase of office equipment	(768)	-
Investment in reclamation bonds	(3,000)	-
Mineral property exploration expenditures	(234,234)	(91,400)
	(186,002)	(226,400)
Increase (decrease) in cash and cash equivalents	783,476	(548,922)
CASH AND CASH EQUIVALENTS, beginning of year	2,283,535	2,832,457
CASH AND CASH EQUIVALENTS, end of year	$3,067,011	$2,283,535

	2006	2005

SUPPLEMENTARY DISCLOSURE OF
STATEMENTS OF CASH FLOWS INFORMATION
Interest expense	$-	$65
Income taxes	-	-

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006 and 2005
(In Canadian Dollars)

NOTE 1 - NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (“Avino”) was incorporated under the laws of the Province of British Columbia. Its principal business activities include the exploration for and development of mineral properties. The Company owns interests in mineral properties in British Columbia and Yukon, Canada.

Avino is in the exploration stage of its mineral properties interests in Canada and has not yet determined whether these properties contain ore reserves which are economically recoverable.

Avino owns 49% of the issued common shares of Cia Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) a company incorporated in Mexico. Cia Minera’s operations involve the mining of commercial ores and resource exploration and development, including the operation of a silver mine in Mexico. The silver mine has been shut down since November 2001, when operations became uneconomical (Note 6).

The recoverability of amounts shown for mineral property interests and property and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s legal interest in mineral claims, further financing for exploration of its mineral claims, re-development of its mining and processing operations and commencement of future profitable production, or proceeds from the sale of all or an interest in its mineral properties interests.

NOTE 2 - RESTATEMENT OF FINANCIAL STATEMENTS

The accounts as at January 31, 2005 and have been restated to recognize an error in the accounting for the prospective application of the CICA Handbook Section 3870 “Stock-Based Compensation” in fiscal 2005. The Company had not recognized stock-based compensation to employees related to the fiscal year of 2003 in its restatement to beginning deficit as at January 31, 2005 in the amount of $186,992. Accordingly, the statement of operations and deficit for the year ended January 31, 2005 was restated to reflect an increase of $(186,992) in the restatement of beginning deficit from $(297,621) to $(484,613). The shareholders’ equity accounts as at January 31, 2005 were restated to reflect a $186,992 increase to contributed surplus from $502,973 to $689,965 and a $186,992 increase to deficit from $(14,552,931) to $(14,739,923).

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(i)    Cash and cash equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at January 31, 2006, the Company has cash and cash equivalents in the amount of $2,967,011 (2005 - $2,223,535), which are over the federally insured limit of $100,000 (2005 - $60,000). As at January 31, 2006 $542,728 (2005 - $283,535) was held as cash and $2,524,283 (2005 - $2,000,000) was held in short term guaranteed certificates.

(ii)	Office furniture and equipment

Office furniture and equipment are recorded at cost on acquisition and amortized over their estimated useful lives at a rate of 30% declining balance per annum.

Office furniture and equipment are written down to their net realizable value if it is determined that their carrying values exceed estimated future benefits to the Company.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006 and 2005
(In Canadian Dollars)

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(iii)	Mineral properties interests

Avino capitalizes all acquisition costs and related exploration and development expenditures until such time as the property to which they relate is brought into production, abandoned, or deemed not to contain economic reserves. The costs will be amortized on a unit-of-production basis following commencement of production or written off to operations if the property is sold, abandoned or deemed to not contain economic reserves. Proceeds received from option payments are netted against capital costs and related exploration and development expenditures of the optioned property. The amounts shown for mineral properties interests and deferred exploration and development costs represent net costs incurred to date and do not necessarily reflect present or future values.

(iv)	Investments

Investments in the shares of companies over which Avino has the ability to exercise significant influence, but not control, are accounted for by the equity method. Accordingly, the Company includes its share of the investee’s net income or loss for the year in operations. In those instances where the Company’s share in the investee’s net losses exceeds the carrying amount of the Company’s investment, the Company records its share of the investee’s losses only if it has determined that it has obligations or commitments towards the investee.

Investments in the shares of companies over which Avino does not have control or exercises significant influence are accounted for at cost. They are written down when there is a decline in value that is considered other than temporary.

(v)	Foreign currency translation

The Company’s functional currency is Canadian dollars. Foreign currency balances of the Company are translated into Canadian dollars using the temporal method as follows:

Monetary assets and liabilities are translated at the year-end exchange rate.

Non-monetary assets are translated at the rate of exchange in effect at their acquisition, unless such assets are carried at market or nominal value, in which case they are translated at the year-end exchange rate.

Revenue and expense items are translated at the average exchange rate for the year.

Foreign exchange gains and losses are included in operations.

In fiscal 2006, the Company assessed its Mexican affiliate Cia Minera to have become an integrated foreign operation, due to its continuing dependence on support from Avino. The Company commenced to use the temporal method to translate the operations of Cia Minera into Canadian dollars, as detailed above. This change in accounting policy from the current rate method is applied prospectively as at January 31, 2005. The translated amounts for non-monetary items as at December 31, 2004 became the historical cost basis for those items in the year ended January 31, 2006 and subsequently.

(vi)	Financial instruments

The Company’s financial instruments include cash and cash equivalents, share subscriptions receivable, taxes recoverable, exploration advance, amounts due from a related company, accounts payable and accrued liabilities, and amounts due to related parties. The carrying values of these financial instruments approximate their fair values.

The Company is not exposed to significant interest or credit risk. It is subject to currency risk to the extent that the operations of its Mexican affiliate Cia Minera are conducted in Mexican currency.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006 and 2005
(In Canadian Dollars)

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(vii)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the periods reported. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in operations in the period in which they become known.

(viii)	Income taxes

Future income tax assets and liabilities are recorded where the accounting net book values of assets and liabilities differ from their corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.

The Company has adopted the CICA Emerging Issues Committee Abstract 146 (“EIC-146”) Flow-Through Shares and accordingly recognizes a future income tax liability on the renouncement of Canadian exploration expenditures to its flow-through share investors on the date the renouncement is filed with Canadian taxation authorities. The Company further recognizes in operations the benefit of previously unrecorded future income tax assets on the renouncement of Canadian exploration expenditures to its flow-through share investors.

(ix)	Stock-based compensation

Effective February 1, 2004 the Company adopted new CICA Handbook Section 3870 Stock Based Compensation and Other Stock-Based Payments (“S3870”). Accordingly the Company recognizes stock-based compensation expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date, and expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Prior to adopting S3870, the Company had adopted the disclosure-only method for reporting the estimated fair value of stock options granted to employees. The cumulative effect of the non-recognized fair value of stock options granted to employees in the periods from February 1, 2002 to January 31, 2003 and February 1, 2003 to January 31, 2004, in the amounts of $186,992 and $297,621 respectively, have been charged to opening deficit in the 2005 fiscal year without restatement of prior periods (see Notes 2 and 8(d)).

(x)    Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted income (loss) per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method. Treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006 and 2005
(In Canadian Dollars)

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(xi)    Site restoration liability

The Company recognizes the fair value of its liability for asset retirement obligations, which in the mining industry are categorized as “site restoration costs”, in the year in which such liability is incurred and can be estimated. Upon recognition of an asset retirement obligation, the capitalized cost of the mineral properties interest is increased by the same amount as the liability. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company evaluated its site restoration costs to be $nil as at January 31, 2006 (2005 - $nil).

(xii)    Long-lived assets impairment

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

NOTE 4 - OFFICE FURNITURE AND EQUIPMENT

	2006			2005
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Office furniture and equipment	$5,512	$(2,901)	$2,611	$4,744	$(1,921)	$2,823

NOTE 5 - MINERAL PROPERTIES INTERESTS

Mineral properties interests’ costs are comprised of the following:

	2006	2005
Eagle property (Note 5 (a)):
Acquisition cost, beginning of year	$100,000	$100,000
Additions	-	-
Acquisition cost, end of year	100,000	100,000
Exploration and development, beginning of year	3,243	51
Assays	-	961
Travel	-	2,231
Exploration and development, end of year	3,243	3,243
	103,243	103,243
Less accumulated write-down	(103,242)	-

Total	$1	$103,243

Balance carried forward	$1	$103,243

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006 and 2005
(In Canadian Dollars)

NOTE 5 - MINERAL PROPERTIES INTERESTS (Continued)

	2006	2005

Balance brought forward	$1	$103,243

Aumax property (Note 5 (b)):
Acquisition cost, beginning of year	$104,000	$104,000
Additions	-	-
Acquisition cost, end of year	104,000	104,000
Exploration and development, beginning of year	16,815	1,467
Assays	488	2,910
Assessment / taxes	2,965	780
Drilling	40,782	-
Field supplies and services	11,721	-
Geological	8,063	11,658
Exploration and development, end of year	80,834	16,815

Total	184,834	120,815

Minto property (Note 5 (c)):
Acquisition cost, beginning of year	129,400	129,400
Additions	-	-
Acquisition cost, end of year	129,400	129,400
Exploration and development, beginning of year	238,043	238,043
Assays	8,833	-
Drilling	65,394	-
Field supplies and services	14,114	-
Geological	15,147	-
Exploration and development, end of year	341,531	238,043
	470,931	367,443
Less accumulated write-down	(367,442)	(367,442)

Total	103,489	1

Olympic-Kelvin property (Note 5 (d)):
Acquisition cost, beginning of year	93,500	93,500
Additions	-	-
Acquisition cost, end of year	93,500	93,500
Exploration and development, beginning of year	359,012	286,152
Assay	1,837	-
Drilling	48,220	45,903
Field supply and services	-	1,025
Geological	12,349	25,932
Surface work	5,727	-
Exploration and development, end of year	427,145	359,012
	520,645	452,512
Less accumulated write-down	(361,070)	(361,070)

Total	159,575	91,442

Total mineral properties interests	$447,899	$315,501

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006 and 2005
(In Canadian Dollars)

NOTE 5 - MINERAL PROPERTIES INTERESTS (Continued)

(a)	Eagle property

In 2003 the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000. The property was written down to a nominal value of $1 in fiscal 2006 by a charge to operations of $103,242.

(b)	Aumax property

In 2003 the Company acquired a 100% interest in 6 Crown granted mineral claims, located in the Lillooet Mining Division of British Columbia, Canada by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000. The Company has placed a deposit in the amount of $1,500 at January 31, 2006 (2005: $Nil), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

(c)    Minto property

The Company has a 100% interest in 8 Crown granted mineral claims, 8 reverted Crown granted mineral claims and one located mineral claim, located in the Lillooet Mining Division of British Columbia. The property was written down to a nominal value of $1 in fiscal 2002. Avino recommenced exploration of the property in fiscal 2006 and costs incurred since then have been deferred.

(d)    Olympic-Kelvin property

The Company has a 100% interest in 20 reverted Crown granted mineral claims, one located mineral claim and three fractions located in the Lillooet Mining Division of British Columbia. The property was written down entirely in fiscal 2002. The Company has placed a deposit in the amount of $1,500 at January 31, 2006 (2005: $Nil), registered in the name of the Ministry of Finance of British Columbia, as security for estimated future reclamation costs.

Avino recommenced exploration of the property in fiscal 2004 and costs incurred since then have been deferred.

NOTE 6 - INVESTMENT IN CIA MINERA MEXICANA DE AVINO, S.A. DE C.V.

	2006	2005

Cia Minera Mexicana de Avino, S.A. de C.V. (”Cia Minera”)	$1	$1

Avino owns 49% of the issued common shares of Cia Minera, a private company incorporated in Mexico. Cia Minera was involved in the mining of commercial ores and resource exploration and development, including the operation of a silver mine in the Province of Durango, Mexico. Cia Minera ceased operations in fiscal 2002 when the operations of its silver mine became uneconomical.

During the year ended January 31, 2005 Avino signed an agreement to purchase the remaining 51% of the issued common shares of Cia Minera by issuing 4,000,000 of its common shares, subject to the conditions of completing a due diligence review and obtaining approval of the TSX Venture Exchange (“TSX”) for the transaction. The share purchase agreement was accepted for filing by the TSX in October of 2005. The Company has not yet completed the transaction and its equity interest in Cia Minera continues to be 49% of the issued shares.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006 and 2005
(In Canadian Dollars)

NOTE 6 - INVESTMENT IN CIA MINERA MEXICANA DE AVINO, S.A. DE C.V. (Continued)

During the years ended January 31, 2006 and 2005, Avino has incurred due diligence costs on its intended purchase of Cia Minera as follows:

	2006	2005
Geological assessment	$133,915	$128,419
Professional fees	26,054	22,964
Advances to Cia Minera for its operations	195,952	240,516

	$355,921	$391,899

The Company continues to account for its 49% investment in Cia Minera using the equity method. Prior to fiscal 2006, the Company had determined that it did not have a commitment or obligation towards Cia Minera and accordingly did not recorded its equity interest in the losses of Cia Minera. During fiscal 2006 the Company determined that it has an intended commitment towards Cia Minera. Accordingly, it has commenced to recognize in operations its equity interest in the previously unrecorded losses of Cia Minera, with the equity interest in the losses first being applied towards prior period advances and investments in Cia Minera which were previously charged to operations. In fiscal 2006, Avino has recognized into operations its interest in previously unrecorded equity losses of Cia Minera in the amount $342,596.

On December 16, 2005, Cia Minera sold its two subsidiaries Minera San Miguel de Coneto, S.A. de C.V. and Inmobiliaria MMA, S.A. de C.V. (“the Subsidiaries”) to an officer and director of Cia Minera in exchange for the settlement of debt due to him and companies owned by him. The financial statements of Cia Minera reflect the financial position and results of operations of only Cia Minera as at December 31, 2005. The sale of the Subsidiaries was recorded as a discontinuance of operations in the below disclosed financial statements, where the Subsidiaries’ assets and liabilities have been shown segregated as assets and liabilities of discontinued operations as at December 31, 2004; the Subsidiaries’ income and expenses have been segregated as discontinued operations in the statement of operations during the years ended December 31, 2005 and 2004.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006 and 2005
(In Canadian Dollars)

NOTE 6 - INVESTMENT IN CIA MINERA MEXICANA DE AVINO, S.A. DE C.V. (Continued)

The summarized balance sheet and income statement of Cia Minera applying Canadian generally accepted accounting principles as at December 31, 2005 and 2004 are as follows:

	2005	2004
ASSETS
Current Assets
Cash	$29,983	$400
Accounts receivable	1	1
Taxes recoverable	3,887	3,398
Prepaid expenses	6,554	6,544
Assets of discontinued operations	-	202,605
	40,425	212,948
Long Term Investment in Securities	2	2
Mineral Properties Interests	1	1
Property, Plant and Equipment	72,881	204,165
Incorporation costs	-	1,707
	$113,309	$418,823

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$924,528	$1,007,824
Taxes payable	244,371	244,002
Liabilities of discontinued operations	-	558,563
	1,168,899	1,810,389
Due to Avino	461,596	264,183
	1,630,495	2,074,572

SHAREHOLDERS’ DEFICIENCY
Share Capital	680,400	680,400
Contributed Surplus	169,242	169,242
Deficit	(2,366,828)	(2,505,391)

	(1,517,186)	(1,655,749)

	$113,309	$418,823

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006 and 2005
(In Canadian Dollars)

NOTE 6 - INVESTMENT IN CIA MINERA MEXICANA DE AVINO, S.A. DE C.V. (Continued)

	2005	2004

Operating Expenses
General office and administrative	$59,930	$55,788
Bank charges and interest	699	825
	(60,629)	(56,613)
Other Income and Expenses
Other income	19,175	-
Foreign exchange gain (loss)	(506,799)	133,237
Write-down of incorporation costs	(1,755)	-
Write-down of taxes recoverable	-	(35,076)
Write-down of fixed assets	(74,921)	(104,189)
Loss Before Discontinued Operations	(624,929)	(62,641)

Discontinued Operations	763,492	(290,703)

GAIN (LOSS) FOR THE YEAR	138,563	(353,344)

DEFICIT, beginning of the year	(2,505,391)	(2,152,047)

DEFICIT, end of the year	$(2,366,828)	$(2,505,391)

There were no material transactions for the one month period of January 2006 requiring disclosure in these financial statements.

Cia Minera has been shut down since 2002. It does not have self-sustaining operations and is dependent upon the financial support of its shareholders to re-commence its operations, to re-commence exploration for economically recoverable mineral reserves and to re-develop its mining and processing operations. It is not determinable whether Cia Minera’s shareholders will be able to provide the financial support to continue the financing of Cia Minera’s operating losses until it has reached self-sustaining operations.

As at December 31, 2005 Cia Minera is subject to the following contingency:

Cia Minera leases 4 core mineral claims in consideration for royalties. The lessor is currently contesting the underlying royalty agreement, and has filed a legal action claiming royalties owing in the amount of approximately $Mexican pesos 32,651,905 ($Cdn 3,531,731). Cia Minera has accrued $Cdn 755,140 on account of the royalties owing. It holds the position that it has fully provided for the royalty liability in its accounts, and contesting the action vigorously in court. The likely outcome of the claim is not determinable at this time.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006 and 2005
(In Canadian Dollars)

NOTE 7 - INVESTMENTS IN RELATED COMPANIES

	2006	2005
Investments carried at cost:

Bralorne Gold Mines Ltd.	$205,848	$422,848
Levon Resources Ltd.	4,236	4,236
Oniva International Services Corporation	1	1
	$210,085	$427,085

Bralorne Gold Mines Ltd. (“Bralorne”)

Avino’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $324,259 as at January 31, 2006 (2005 - $465,787). Bralorne is a public company with common directors. The investment in Bralorne was written down by $217,000 due to a decline in value that is estimated to be other than temporary.

Levon Resources Ltd. (“Levon”)

Avino’s investment in Levon consists of 141,200 common shares with a quoted market value of $7,766 as at January 31, 2006 (2005 - $12,708). Levon is a public company with common directors.

Oniva International Services Corporation (“Oniva”)

The Company owns a 16.67% in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by common directors and management. See Note 15 for disclosure on the Company’s a commitment to Oniva.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006 and 2005
(In Canadian Dollars)

NOTE 8 - SHARE CAPITAL

(a)    Authorized:  Unlimited common shares without par value

Issued:
	2006		2005
	Shares	Amount	Shares	Amount

Balance, beginning of year	10,521,775	$17,030,084	9,869,775	$16,574,340
Shares issued for cash:
- Stock options:
- consideration received	-	-	-	10,549
- exercise of stock options	249,500	261,175	145,000	161,600
- Warrants:
- exercise of warrants	1,190,800	1,544,384	507,000	263,640
Stock-based compensation on the exercise of stock options (Note 8(b))	-	448,372	-	61,155
Future income tax liability on renouncement of Canadian exploration expenditure to flow-through share investors (Note 9)	-	(19,750)	-	(41,200)

	1,440,300	2,234,181	652,000	455,744

Balance, end of year	11,962,075	$19,264,265	10,521,775	$17,030,084

(b)    Contributed surplus

	2006	2005
		(restated)
Balance, beginning of year	$689,965	$184,967
Stock-based compensation on stock options granted during the year	829,106	81,540
Adjustment for change in accounting for stock-based compensation (Note 8(d))	-	484,613
Stock-based compensation on stock options exercised during the year (Note 8(a))	(448,372)	(61,155)

Balance, end of year	$1,070,699	$689,965

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006 and 2005
(In Canadian Dollars)

NOTE 8 - SHARE CAPITAL (Continued)

(c)    Warrants

	Underlying Shares	Weighted Average Exercise Price

Warrants outstanding, January 31, 2004	2,940,250	$1.28
Exercised	(507,000)	$0.52

Warrants outstanding, January 31, 2005	2,433,250	$1.44
Exercised	(1,190,800)	$1.30
Expired	(1,242,450)	$1.58
Warrants outstanding, January 31, 2006	-	-

The following share purchase warrants were outstanding as at January 31st:

Expiry Date	Exercise Price	Warrants Outstanding 2006	Warrants Outstanding 2005

August 14, 2005	$0.52	-	318,000
December 19, 2005	$1.58	-	2,115,250

(d)    Stock options:

	Underlying Shares	Weighted Average Exercised Price

Stock options outstanding, January 31, 2004	615,000	$1.01
Exercised	(145,000)	$1.11
Expired	(20,000)	$1.20

Stock options outstanding, January 31, 2005	450,000	$1.09
Granted	642,500	$1.35
Exercised	(249,500)	$1.05
Expired or cancelled	(30,000)	$1.20

Stock options outstanding, January 31, 2006	813,000	$1.31

The following stock options were outstanding as at January 31st:

Expiry Date	Exercise Price	Stock Options Outstanding 2006	Stock Options Outstanding 2005

October 23, 2007	$0.58	-	80,000
October 21, 2008	$1.20	233,000	370,000
April 5, 2010	$1.35	510,000	-
September 26, 2010	$1.35	70,000	-

As at January 31, 2006 there were 798,000 exercisable stock options and as of January 31, 2005 there were 450,000 exercisable stock options.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006 and 2005
(In Canadian Dollars)

NOTE 8 - SHARE CAPITAL (Continued)

(d)    Stock options (continued):

The Company established a stock option plan in fiscal 2005, under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2% respectively of the Company’s total number of issued and outstanding shares per year. The stock options are fully vestable on the date of grant, except those issued to persons providing investor-relation or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option expiry date can not exceed five years after the grant date.

Effective February 1, 2004 the Company adopted the new CICA Handbook Section 3870 Stock Based Compensation and Other Stock-Based Payments (“S3870”). Accordingly, the Company recognizes stock-based compensation expense for the estimated fair value of stock options granted to both employees and non-employees. Compensation costs are measured at the fair value at the grant date, and expensed over the expected vesting period.

Prior to adopting S3870, the Company had adopted the disclosure-only method for reporting the estimated fair value of stock options granted to employees. The cumulative effect of the non-recognized fair value of stock options granted to employees in the periods from February 1, 2002 to January 31, 2003 and February 1, 2003 to January 31, 2004, in the amounts of $186,992 and $297,621 respectively, have been charged to opening deficit in the 2005 fiscal year without restatement of prior periods (see Notes 2 and 8(b)).

The Company did not grant any stock options in fiscal 2005.

In the first quarter of fiscal 2006, the Company granted 572,500 shares to directors, officers, employees and consultants of the Company, having a remaining life of 5 years and exercisable at a price of $1.35 per share, and recognized stock-based compensation totaling $739,056 relating to the fair value of the stock options which vested in 2006. In the third quarter of 2006, the Company granted 70,000 shares to directors and employees of the Company, having a remaining life of 5 years and exercisable at a price of $1.35 per share. The Company recognized stock-based compensation totaling $90,050 relating to the fair value of these stock options in 2006.

The fair value of the options granted in 2006 was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.3% - 3.5%, dividend yield of 0%, weighted average volatility factor of 159% - 201%, and an expected average life of 3 years. The weighted average grant date fair value of the stock options granted in fiscal 2006 was $1.33.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006 and 2005
(In Canadian Dollars)

NOTE 8 - SHARE CAPITAL (Continued)

(e)    Flow-through common shares

The Company issues flow-through common shares to finance part of its exploration expenditures. The income tax deductions related to the exploration expenditures are claimable only by the investors of the flow-through common shares.

As at January 31, 2006, the Company has a commitment to incur a further $120,401 of qualifying Canadian exploration expenditures (“CEE”), as defined in the Canadian Income Tax Act, pursuant to the terms of the exercise of flow-through share purchase warrants. $32,001 of the CEE is to be incurred by March 2006 and the remaining CEE of $88,400 is to be incurred from April 2007 to August 2007.

(f)	Flow-through warrants

Included in the warrants detailed in note 8 (c) are flow-through warrants as follows:

	Underlying Shares	Weighted Average Exercise Price

Flow-through warrants outstanding, January 31, 2004	390,000	$0.52
Exercised	(220,000)	$0.52

Flow-through warrants outstanding, January 31, 2005	170,000	$0.52
Exercised	(170,000)	$0.52

Flow-through warrants outstanding, January 31, 2006	-	-

The following flow-through warrants were outstanding as at January 31st:

Expiry Date	Exercise Price	Flow-through Warrants Outstanding 2006	Flow-through Warrants Outstanding 2005

August 14, 2005	$0.52	-	170,000

(g)	After January 31, 2006, the Company received $56,732 on account of 43,500 stock options having been exercised before January 31, 2006.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006 and 2005
(In Canadian Dollars)

NOTE 9 - INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The components of the net future tax asset, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are as follows:

	2006	2005
Statutory rate	34.5%	36%

Income taxes recovered at the Canadian statutory rate	$817,555	$293,000

Less permanent differences:
Stock-based compensation	(286,042)	(29,400)
Equity interest in net loss of Cia Minera Mexicana de Avino, S.A. de C.V.	(118,200)

Less temporary differences:
Write-down of investment	(74,900)	-
Write-down of mineral property	(35,600)	-
Geological exploration expenditures	(45,000)	-

Benefit of tax losses not recognized in year
- valuation allowance	(257,813)	(263,600)

Benefit of future income tax asset recognized on renouncement Canadian exploration expenditures to flow-through share investors	19,750	41,200

Future income tax recovery (expense) recognized in the year	$19,750	$41,200

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2006	2005

Operating loss carry forwards, expiring 2007 - 2016	$1,244,000	$1,145,000
Canadian exploration expenses, Canadian development expenses and foreign exploration, and development expenses in excess of book value of mineral properties	508,000	604,000

Undeducted capital cost allowance	69,700	73,500

Future tax assets	1,821,700	1,822,500

Less: valuation allowance	(1,821,700)	(1,822,500)

Net tax assets	$-	$-

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006 and 2005
(In Canadian Dollars)

NOTE 10 - RELATED PARTY BALANCES AND TRANSACTIONS

Balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a)
The balance due from a related company of $83,000 (2005 - $135,000) is due from ABC Drilling Services Inc. (“ABC Drilling”), a private drilling company that is a 100% owned subsidiary of Oniva. The amount due is non-interest bearing, unsecured and has no stated terms of repayment. The Company has also paid an exploration advance of $39,000 (2005 - $Nil) for future drilling services.

(b)	Due to related parties comprises the following accounts payable:

	2006	2005

Bralorne	$3,145	$3,145
Frobisher Securities Ltd. - company controlled by a director	16,710	-
Oniva	161,563	273,500

	$181,418	$276,645

The amounts due to related parties are non-interest bearing, unsecured and due on demand.

(c)	Included in accounts payable and accrued liabilities is a balance of $1,379 payable to a Director of a related company for reimbursement of expenses (2005 - $4,003).

(d)	Oniva provides the Company with certain office and administrative services. Oniva is a private company controlled by a Director of the Company.

The Company paid or accrued the following amounts for administrative services and expenses to Oniva:

	2006	2005

Salaries and benefits	$73,529	$59,884
Office and miscellaneous	89,799	64,262

	$163,328	$124,146

(e)	The Company paid or accrued the following amounts for management and consulting to related companies, as follows:

	2006	2005

Intermark Capital Corp. - company controlled by a director of the Company	$60,000	$60,000
Frobisher Securities Ltd.	2,000	-
Wear Wolfin Design Ltd. - company controlled by a director of a related company	30,000	12,500

	$92,000	$72,500

(f)	The Company paid or accrued $146,092 (2005 - $Nil) to ABC Drilling for drilling services and $20,433 (2005 - $Nil) to Bralorne for exploration services.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006 and 2005
(In Canadian Dollars)

All related party transactions are recorded at the value agreed upon by the Company and the related party.

NOTE 11 - SEGMENTED INFORMATION

Substantially all of the Company’s operations are in one industry, the exploration of precious metals. All mineral property interests held directly by the Company are located in Canada.

NOTE 12 - NET CHANGE IN NON-CASH CURRENT ASSETS AND LIABILITIES

	2006	2005

Net change in non-cash working capital balances:
Taxes recoverable	$(1,871)	$(13,432)
Prepaid expenses	8,804	(10,066)
Due from related parties	-	2,884
Exploration advance	(39,000)	-
Accounts payable and accrued liabilities	(3,235)	19,047
Due to related parties	(95,227)	16,416
	$(130,529)	$14,849

NOTE 13 - COMPARATIVE FIGURES

Certain fiscal 2005 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2006.

NOTE 14 - SUBSEQUENT EVENTS

Subsequent to the year end, the Company closed a non-brokered private placement of 5,000,000 units at a price of $2.00 per unit (the “Offering”), each unit consisting of one common share and one-half of a non-transferable share purchase warrant. Each whole warrant under the Offering entitles the investor to purchase one additional share at a price of $2.50 until March 20, 2008. The hold period for all securities issued under this private placement expires on July 21, 2006. The Company paid a total of $778,795 cash as finder’s fees.

Subsequent to the year end, the Company entered into an agreement with National Media Associates ("National Media") to provide financial relations, media relations and public market development services. The agreement provides that the Company pay National Media the sum of US$6,000 per month plus expenses for a term of one year and issue 120,000 incentive stock options to the principal of National Media for the purchase of 120,000 common shares at an exercise price of $2.72 per share, exercisable on or before March 15, 2011. The agreement may be terminated after September 15, 2006 upon 30 days' notice by the Company. One of the directors of the Company is related to National Media Associates.

Subsequent to the year end, the Company has had 386,200 stock options exercised for total proceeds of $501,750 and 1,250 share purchase warrants exercised for total proceeds of $3,125.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2006 and 2005
(In Canadian Dollars)

NOTE 15 - COMMITMENTS

The Company entered into a 12 month Investor Relations Agreement on July 1, 2005 with Investors Relations Services Group John Mullen & Partners (“IRS”) to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totaling $18,000 plus expenses (2005 - $nil)

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a variable percentage (2005 fixed percentage - 20%) of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses (Note 10 (d)). The agreement may be terminated with one-month notice by either party.